FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of April, 2008

MAX RESOURCE CORP.

(formerly, VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

April 2, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MI3 Communication retained for Investor Relations Services

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) is pleased to announce that it has retained MI3 Communication Financiere Inc. (“MI3”) of Montreal, Quebec to provide investor relations services to the Company, subject to acceptance for filing by the TSX Venture Exchange.  The principal of MI3 Communication is Mario Drolet.

MI3 has been retained for a minimum three month period at $6,000 per month, plus reimbursement of approved expenses.   MAX has also agreed to grant 200,000 incentive stock options to MI3, exercisable at a price of $0.41 for a period of two years and subject to TSX Venture Exchange rules with regard to vesting and pricing.

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

April 21, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX increases land position at C de Baca Uranium project in New Mexico; Drill permit received

MAX Resource Corp. is pleased to announce that it has staked an additional 83 mineral claims at its’ wholly owned C de Baca uranium project in Socorro County, New Mexico, increasing its holdings to 191 claims.  In addition, MAX has been granted a drill permit by the USDA Forest Service for a five hole diamond drill program.

The new claims are located along the northern and southern boundaries of MAX’s  current holdings at C de Baca.  The new claims cover the projected trend of favorable stratigraphy and structure that may control uranium mineralization within the Baca Formation.  The acquisition of this additional land was recommended by Michael Bersch, PhD, PG, who recently completed a National Instrument 43-101 Technical Report on the C de Baca project. This report has been filed on SEDAR and is available on our website at www.maxresource.com.  Dr. Bersch’s report recommends further exploration at C de Baca that will include diamond drilling, project and regional scale geologic mapping and sampling.  Geologic mapping has already begun and MAX has received a drill permit for a US$300,000 drill program consisting of five close-spaced diamond drill holes designed to evaluate the nature of the uranium mineralization and alteration around the mineralization, investigate possible stratigraphic controls on mineralization, evaluate the chemical equilibrium factor, and determine the porosity and permeability of the Baca Formation in the mineralized section.

The C de Baca Project is located approximately 14 miles north of the town of Magdalena and 100 miles south of the city of Albuquerque, New Mexico.  The claims have excellent road access by both graveled and cross county roads.

The C de Baca Project was explored during the early 1980’s by Occidental Minerals (“OxyMin”), a wholly-owned subsidiary of Occidental Petroleum.  The uranium host is a 3500+ foot wide south-trending sequence of strongly reduced braided stream deposits grading into a system of alluvial fan and flood plain sediments.  This geochemically well-defined depositional trend favors uranium deposition along the margins of the system where the reduced (altered) sands range in thickness from 150-200 feet.  During exploration by Oxymin, 216 drill holes were drilled in specific areas of the claim block and roughly defined the eastern limits of the favorable system. The best drill hole reported was 7.5 feet of 0.20 U3O8 at a depth of 291 feet. *

MAX conducted a 14 hole mud rotary drill program in 2007 to follow up on the historic Oxymin drilling and was successful in confirming historic uranium grades.   Highlights included hole CDB-6, which returned 6.5 feet of 0.136% eU308 starting at a depth of 155 feet and a five foot section of 0.167% eU308 at 170 feet.   All uranium mineralization was within 200-300 feet of surface.

*Note: The reports by OxyMin were not NI 43-101 compliant and predated NI 43-101.  The historic information provided is for reference only and the reader should not infer or assert that the information is correct, reliable, relevant or accurate and should not be relied upon.

Clarence J. Wendt has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this news release.  Mr. Wendt has a Masters of Science in geology and more than 35 years of relevant experience focused on uranium, base and precious metals and industrial minerals in the U.S., Mexico, and Latin America. He is a certified Professional Geologist (CPG 4966) by the American Institute of Professional Geologists, an Arizona Registered Geologist (ARG 18283) and a Registered Professional Geoscientist in the Province of British Columbia (P. Geo. 125039).

About MAX Resource Corp.

MAX Resource Corp. is a Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada.  For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: 800 248 1872 or 604 637 2140

info@maxresource.com    www.maxresource.com

THE CONTENTS OF THIS NEWS RELEASE HAVE NEITHER BEEN APPROVED NOR DISAPPROVED BY THE TSX VENTURE EXCHANGE.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date   May 5, 2008

By:      /s/ Stuart Rogers

Stuart Rogers

Director